Mail Stop 4561

April 24, 2008

Mr. Colm Kelleher
Chief Financial Officer
Morgan Stanley
1585 Broadway
New York, NY 10036

   Re: **Morgan Stanley**
     Form 10-K for Fiscal Year Ended
     November 30, 2007
     Filed January 29, 2008
     File No. 001-11758

Dear Mr. Kelleher:

  We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended November 30, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations

Results of Operations

Fiscal 2007 Performance, page 34

1.   Please tell us how the appreciation of investments related to certain employee
        deferred compensation plans resulted in higher revenues.

Financial Statements

Consolidated Statements of Financial Condition, page 101

2.   Please tell us how you account for the non-controlling interest in entities in which
        you have a controlling financial interest and certain VIEs on your Consolidated
        Statements of Financial Condition and Consolidated Statements of Income.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Hedge Accounting

Net Investment Hedges, page 116

3.   Please tell us the nature of the forward points and how you accounted for them.
        Within your response, reference the authoritative literature relied upon by
        management.

Schedule I

Condensed Statements of Cash Flows, page S-4

4.   Please tell us how your classification of securities purchased under agreement to
        resell with affiliate as an investing activity complies with SFAS 102.

* * * *

Please respond to our comments within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jennifer Monick, Staff Accountant at (202) 551-3295, or the undersigned at (202) 551-3629 if you have questions.

Sincerely,

Kevin Woody
Branch Chief